Local Corporation

7555 Irvine Center Drive

Irvine, CA 92618

June 18, 2013

Mr. Mark P. Shuman

Branch Chief – Legal

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Local Corporation
Preliminary Proxy Statement on Schedule 14A
Filed June 5, 2013
File No. 001-34197

Dear Mr. Shuman:

This letter responds to the comments of the letter dated June 14, 2013 to Mr. Heath Clarke on behalf of Local Corporation (the “Company”) received from you with respect to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Preliminary Proxy Statement on Schedule 14A (the (“Proxy Statement”). We have reproduced below in bold font each of the Staff comments set forth in the June 14, 2013 letter, together with the Company’s responses in regular font immediately following each reproduced comment. The Company’s responses in this letter correspond to the numbers you placed adjacent to your comments in the June 14, 2013 letter.

Proposal 4 — Approval of the Issuance of Shares of Common Stock of the Company Upon the Full Exercise of Convertible Notes and Warrants by Investors Who Took Place in an Offering of Convertible Notes and Warrants in April 2013

Nasdaq Listing Requirements and the Necessity of Stockholder Approval, page 47

1. You incorporate by reference descriptions of the financing in which you sold the notes and warrants and descriptions of those securities and the registration rights agreement. Please refer to Note D to Schedule 14D and in your response letter explain why you concluded that such incorporation is permissible and consistent with a specific Item of Schedule 14A that authorizes the incorporation by reference. To the extent information needed for an informed voting decision is not authorized by an Item of Schedule 14A to be provided through incorporation by reference, expand the proxy statement to include that information.

The Company will remove the language in Proposal 4 that seeks to incorporate by reference descriptions of the financing in which the Company sold the notes and warrants and the descriptions of those securities and the registration rights agreement. The Company will add the relevant financing documents as appendices to the proxy statement. The Company believes that the description of the issuance of common stock upon conversion of the notes and exercise of the warrants included in the Proxy Statement provides sufficient information for the Company’s stockholders to decide whether or not to approve such issuance. A copy of the Company’s proposed revisions to proposal 4 is attached hereto.

2. On page 48 you describe the transaction being voted upon as the “approval” of the transactions set forth in the financing documents, including without limitation the issuance of the notes and warrants. However, on the proxy card you describe the proposal being voted upon in narrower terms—the approval of the issuance of in excess of 20% of the outstanding shares upon conversion and exercise of the notes and warrants. Please reconcile this discrepancy. If shareholders are asked to ratify the “transactions set forth in the Financing Documents,” thoroughly discuss the purpose and effects of this shareholder action.

The Company is not seeking ratification of the “transactions set forth in the Financing Documents,” but rather “the approval of the issuance of in excess of 20% of the outstanding shares upon conversion and exercise of the notes and warrants.” Accordingly, the Company will modify proposal 4 to clarify that the Company’s stockholders are being asked to approve the issuance of 20% or more of the outstanding shares upon conversion and exercise of the notes and warrants. A copy of the Company’s proposed revisions to proposal 4 is attached hereto.

3. You state in the last sentence of the first paragraph on page 48 that you cannot calculate the total number of shares of common stock into which the notes and warrants may be ultimately convertible or exercisable. Please concisely describe the provisions of those securities that could obligate you to issue an indeterminate number of additional shares upon conversion or exercise. Use examples to show in quantitative terms the potential effects that both declines in the market price of your common stock and issuances of your common stock at prices less than then-prevailing conversion or exercise prices would have on the number of securities issuable. Please clarify that the number of issuable and exercisable shares can increase without limit, as the market price falls and as shares are sold at lower prices.

The Company will add disclosures that describe the provisions of the notes and warrants that could obligate the Company to issue an indeterminate number of additional shares upon conversion or exercise. The Company will provide examples that show in quantitative terms the potential effects that both declines in the market price of our common stock and issuance of our common stock at prices less than the then-prevailing conversion of exercise prices would have on the number of securities issuable. The Company will clarify that the number of issuable and exercisable shares can increase without limit, as the market price falls and as shares are sold at lower prices. A copy of the Company’s proposed revisions to proposal 4 is attached hereto.

4. Please disclose the consequences if the voter approval sought by this proposal is not obtained. In particular, describe the effects non-approval would have on the rights of the security holders and on the company.

The Company will disclose the consequences if the voter approval sought by this proposal is not obtained, including the effects non-approval would have on the rights of the security holders and on the Company. A copy of the Company’s proposed revisions to proposal 4 is attached hereto.

5. Please refrain from referring to provisions of the notes and warrants that adjust the conversion or exercise price to prices at which future issuances of shares are issued as “anti-dilution” provisions. It appears that investors would better understand the purpose and effect of such provisions if they are referenced as “best price guarantees” held by the investors.

The Company believes that referring to anti-dilution provisions as “best price guarantees” will be misleading to investors, as such terminology suggests that the holders of the Notes would receive the same price as the sale price in a subsequent placement of our Common Stock, which is not the case. Accordingly, the Company will revise proposal 4 to refer to provisions of the notes and warrants that adjust the conversion or exercise price to prices at which future issuances of shares are issued as “volume weighted price adjustment provisions,” which the Company believes more accurately reflects the methodology of these provisions. A copy of the Company’s proposed revisions to proposal 4 is attached hereto. In addition, we believe that the tables added in the revised proposal 4 disclosure help to further clarify this disclosure.

Form of Proxy

6. Please revise the language describing the proposal on executive compensation to indicate that shareholders are approving the compensation paid to named executive officers. For guidance, refer to Question 169.07 of the Exchange Act Rules Compliance and Disclosure Interpretations.

The Company will revise the language describing the proposal on executive compensation in the Form of Proxy, as follows (additions in bold underline and deletions in ~~bold strikethrough~~):

“5. Advisory vote to approve named executive officer compensation ~~on executive compensation~~.”

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (949) 789-5216 if you should have any follow-up questions or comments.

Sincerely,

/s/ Kenneth Cragun

Kenneth Cragun
CFO of Local Corporation

C:	Heath Clarke, CEO of Local Corporation

Additions in Bold Italics and Deletions in ~~Bold Strikethrough~~

PROPOSAL 4 – APPROVAL, IN ACCORDANCE WITH NASDAQ MARKETPLACE RULES, OF THE ISSUANCE OF SHARES OF OUR COMMON STOCK ~~OF THE COMPANY UPON THE FULL EXERCISE OF~~ UNDERLYING CONVERTIBLE NOTES AND WARRANTS PREVIOUSLY ISSUED BY US TO INVESTORS WHO TOOK ~~PLACE~~ PART IN AN OFFERING OF CONVERTIBLE NOTES AND WARRANTS IN APRIL 2013~~.~~, IN AN AMOUNT EQUAL TO OR IN EXCESS OF 20% OF OUR COMMON STOCK OUTSTANDING BEFORE THE ISSUANCE OF OUR COMMON STOCK UNDERLYING SUCH CONVERTIBLE NOTES AND WARRANTS.

Background

On April 10, 2013, we entered into a Convertible Note and Warrant Purchase Agreement (the “Agreement”) with The Tail Wind Fund Ltd. and certain other institutional investors (the “Investors”), pursuant to which we sold $5.0 million in convertible subordinated notes (the “Notes”), bearing interest at 7% per annum and convertible into shares of our common stock, par value $0.00001 per share (the “Common Stock”), and warrants (the “Warrants”) to purchase 746,268 shares of Common Stock (collectively, the “Financing”). The Agreement, form of Notes, and form of Warrants ~~were previously filed as Exhibits to our current report on Form 8-K filed on April 11, 2013, and are incorporated herein by reference~~ are attached hereto as Appendices B through D, respectively (collectively, the “Financing Documents”). The Notes have a maturity date of twenty four (24) months from the date of closing. The Warrants have an expiration date of sixty (60) months from the date of closing. The Notes are convertible to shares of Common Stock and the Warrants are exercisable at $2.01 per share of Common Stock. The proceeds from the Financing were used for expenses related to the ~~financing~~ Financing and for working capital.

We may, at our election, issue shares of our Common Stock in satisfaction of our interest obligations under the Notes, provided certain conditions have been met, and provided further that such Common Stock shall be issued at a price equal to 93% of the then-current market price for our Common Stock, as calculated under the Notes. Under the terms of the Notes, the conversion price of the Notes can fluctuate in the event (i) there is an event of default under the Notes, the holders of the Notes elect to use the alternative conversion price to convert their Notes, and the alternative conversion price is less than the then-current conversion price for the Notes, (ii) we undertake certain stock dividends, split, combinations, distributions, or (iii) we undertake certain issuances of ~~common stock~~ Common Stock or convertible securities at prices lower than the then-current conversion price for the Notes. In such instances, the conversion price of the Notes can fluctuate lower than the current conversion price of $2.01 per share. The Notes are convertible by the holders of the Notes at any time. We can force the conversion of the Notes by the holders in the event the trading price for our Common Stock exceeds 200% of the then current conversion price for a period of 90 trading days and certain other conditions have been met. The Notes prevent us from assuming any new indebtedness, except permitted indebtedness, as defined in the Notes, which includes allowance for certain types of indebtedness, including our line of credit with Square 1 Bank. Events of Default under the Notes includes failure to pay principal or interest timely when due, failure to timely convert the Notes to Common Stock if requested, failure to comply with the terms of the Notes, Warrants or other Financing Documents, a breach of representations and warranties by us, failure to file required SEC reports, failure to maintain listing on Nasdaq, and certain cross default provisions. In the event of default under the Notes, the Notes will bear interest at a default rate of eighteen percent (18%) per annum.

Under the terms of the Warrants, the exercise price of the Warrants can fluctuate in the event (i) we undertake certain stock dividends, split, combinations, distributions, or (ii) we undertake certain issuances of Common Stock or convertible securities at prices lower than the then-current exercise price for the Warrants. In such instances, the exercise price of the Warrants and the number of Warrants can fluctuate lower than the current exercise price of $2.01 per share.

In connection with the Agreement, we entered into an Investor Rights Agreement with each of the Investors (the “IRA”), the form of which ~~were previously filed as Exhibits to our current report filed on Form 8-K, filed on April 11, 2013, and are incorporated herein by reference~~ is attached hereto as Appendix E. The IRA contains a requirement that we register the Common Stock into which the Notes are convertible and for which the Warrants are exercisable with the Securities and Exchange Commission. We fulfilled our obligation to file a Form

S-3 Registration Statement within 45 days of the closing by filing a Form S-3 on May 6, 2013. We are also required to have such registration statement declared effective within 120 days of the closing, and to maintain the effectiveness of such registration statement for so long as the Notes, Warrants or shares of Common Stock issued pursuant to the Notes or Warrants are held by the Investors or their permitted assignees. We may become responsible for certain liquidated damages if we fail to meet our obligations under the IRA.

As security for our obligations the Financing Documents and the IRA, we have granted the Investors a security interest on all of our assets. Additionally, each of our wholly-owned subsidiaries, Krillion, Inc. and Screamin Media Group, Inc., have guaranteed all of our obligations with respect to the Investors under the Financing Documents and the IRA pursuant to a Guarantee Agreement (the “Guarantee”), the form of which ~~, were previously filed as Exhibits to our current report filed on Form 8-K filed on April 11, 2013, and are incorporated herein by reference,~~ is attached hereto as Appendix F. Krillion, Inc. and Screamin Media Group, Inc. have each offered as security for their obligations under the Guarantee a security interest in their respective assets. The Investors have subordinated all of their secured interests to Square One Bank pursuant to a subordination agreement with Square One Bank.

We engaged Merriman Capital, Inc. and Ladenburg Thalmann & Co. Inc., in order to assist us with the Financing. A special committee of the Board of Directors was formed for purposes of evaluating the potential financial advisors and made the selection of Merriman Capital, Inc. and Ladenburg Thalmann & Co. Inc. The special committee of the Board was comprised entirely of independent Board members. Our lead director, Norman K. Farra, Jr., currently serves as FEP Advisor for Merriman Capital, Inc. For his services in connection with the Financing, Mr. Farra received an aggregate fee of approximately $127,500. In light of the engagement of Merriman Capital, Inc. and the potential for a conflict of interest, Mr. Farra resigned his positions on the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee of our Board of Directors on January 16, 2013, as previously disclosed.

Provisions Requiring ~~Shareholder~~ Stockholder Approval

The Notes and the Warrants contain certain volume weighted ~~anti-dilution~~ price adjustment provisions which, if triggered, will lower the price at which the Notes are convertible into shares of Common Stock and the price at which the Warrants are exercisable for shares of Common Stock in the event ~~subsequent issues of equity or convertible instruments by us occur at an effective price lower than $2.01 (as calculated in accordance with the terms of the Notes and Warrants) or certain other events occur, including without limitation, a sale of the Company or our assets or in the event of stock splits or dividends~~ (i) there is an event of default under the Notes, holders of the Notes elect to use the alternative conversion price to convert their Notes, and the alternative conversion price is less than the then-current conversion price for the Notes, (ii) we undertake certain stock dividends, split, combinations, distributions, or (iii) we undertake certain issuances of Common Stock or convertible securities at prices lower than the then-current conversion price for the Notes.

The Notes and Warrants contain provisions which limit the total amount of shares of Common Stock into which the Notes and Warrants may be converted on a per Investor basis and, in accordance with NASDAQ Marketplace Rule 5635(d), 19.99% in the aggregate to all Investors. In the event that, but for the foregoing cap on total conversion, the Investors would be entitled to convert their Notes and exercise their Warrants into shares of Common Stock in excess of 19.99% in the aggregate as a result of the impact of ~~the anti-dilution features~~ certain volume weighted price adjustment provisions in the Notes and Warrants, then ~~a~~ the higher ~~interest~~ default rate of eighteen percent (18%) shall be applied to that portion of the Notes which are not convertible into shares of Common Stock and certain other rights and terms may become applicable. In addition, if we do not obtain stockholder approval for us to issue Common Stock equal to 20% or more of the Common Stock outstanding before the Financing at this annual meeting of stockholders, then the 19.99% conversion caps remain in place and we may be required to pay interest amounts under the Notes in cash to the extent that the issuance of shares of Common Stock to satisfy our interest payment obligations under the Notes would result in our exceeding the conversion cap. Payment of interest amounts in cash would require us to dedicate a significant portion of our cash flows from operations and other capital resources to these payments. In addition, we are obligated to seek stockholder approval at each subsequent annual meeting of stockholders until approval is obtained or all of our obligations under the Notes and Warrants have been fulfilled. In the event we are in default under the Financing Documents, then we will be obligated to seek stockholder approval within four months of such event of default and each four month period thereafter until approval is obtained or all of our obligations under the Notes and Warrants have been fulfilled.

Nasdaq Listing Requirements and the Necessity of Stockholder Approval

As a Nasdaq listed company, we are required to follow all applicable Nasdaq rules, including the Nasdaq Marketplace Rules. One such rule is rule 5635(d)(2) which requires stockholder approval when, in connection with a transaction other than a public offering, a transaction involves the potential issuance by ~~the Company~~ us of ~~common stock~~ Common Stock equal to 20% or more of the ~~common stock~~ Common Stock outstanding before such potential issuance. Stockholder approval was not required at the closing the Financing because the terms of the Financing would not result in issuances equal to or more than 20%. However, we agreed in the Financing Documents to seek stockholder approval which would allow us to exceed the 19.99% aggregate cap on the total shares of ~~common stock~~ Common Stock that are issuable pursuant to the Notes and the Warrants.

In order to satisfy all applicable Nasdaq Marketplace Rules, including without limitation Nasdaq Marketplace Rule 5635, which will have the effect of removing the 19.99% aggregate cap on the total shares of Common Stock that are issuable pursuant to the Notes and the Warrants, the Board of Directors is seeking shareholder approval for ~~all of the transactions described above and agreed to by the Company in the Financing Documents to approve~~ the issuance of shares of our ~~common stock~~ Common Stock underlying the Notes and Warrants in an amount equal to or in excess of 20% of our ~~common stock~~ Common Stock outstanding before the issuance of the ~~common stock~~ Common Stock underlying the Notes and Warrants.

Our stockholders are being asked to approve the ~~transactions set forth in the Financing Documents, including without limitation the~~ potential issuance by us of ~~the Notes and Warrants, and to approve the issuance of the shares of our common stock upon conversion of the Notes and exercise of the Warrants even if such issuance results in our issuing a number of shares of our common stock~~ Common Stock equal ~~or in excess of~~ to 20% ~~of our common stock~~ or more of the Common Stock outstanding ~~prior to the consummation of~~ before the Financing. If the 19.99% aggregate cap on the total shares of ~~common stock~~ Common Stock that are issuable pursuant to the Notes and the Warrants is removed, there is no way to reasonably calculate the total number of our shares of common stock Common Stock into which the Notes and the Warrants may ultimately be convertible, as it would be dependent upon factors that are not yet determined or known. The number of issuable and exercisable shares can increase without limit, as the market price of our Common Stock falls and as shares are sold at lower prices if the volume weighted price adjustment provisions are triggered in the event (i) there is an event of default under the Notes, holders of the Notes elect to use the alternative conversion price to convert their Notes, and the alternative conversion price is less than the then-current conversion price for the Notes, (ii) we undertake certain stock dividends, split, combinations, distributions, or (iii) we undertake certain issuances of Common Stock or convertible securities at prices lower than the then-current conversion price for the Notes. In such instances, the conversion price of the Notes can fluctuate materially lower than the current conversion price of $2.01 per share. By way of illustration, assuming the we are in an event of default under the Notes and the holders of the Notes elect to use the alternative conversion price to convert their Notes, the following table sets forth the dilutive impact of such a conversion assuming that the alternative price (i.e., the then-current conversion price or 80% of the volume-weighted average sale price for the Common Stock on the trading day immediately preceding such conversion) is approximately 25%, 50%, and 75% of the current conversion price of $2.01:

Conversion Price	Number of Shares to be Issued upon Conversion

$2.01 (current conversion price)	2,487,562
$1.50 (approximate 25% decrease)	3,333,332
$1.00 (approximate 50% decrease)	5,000,000
$0.50 (approximate 75% decrease)	10,000,000

By way of further illustration, the following table sets forth the impact of a subsequent issuance of Common Stock by us at approximately 25%, 50% and 75% of the current conversion price of $2.01 in which the total value of such subsequent issuance of Common Stock is valued at $1,000,000, $5,000,000 or $10,000,000:

Issuance Value	Issuance Price		Number of Shares to be Issued Upon Conversion of Notes
$1,000,000	$ $ $	1.50 1.00 0.50	2,505,564 2,541,037 2,576,510
$5,000,000	$ $ $	1.50 1.00 0.50	2,570,508 2,733,959 2,897,410
$10,000,000	$ $ $	1.50 1.00 0.50	2,638,637 2,936,343 3,234,049

Accordingly, if these provisions are triggered, then potentially material additional dilution to our existing stockholders may occur and our ability to complete a subsequent financing to fund its future operating needs could be materially adversely affected.

Required Vote

The affirmative vote of a majority of the issued and outstanding shares of the ~~common stock~~ Common Stock entitled to vote at this meeting is necessary for approval of the ~~transactions set forth in the Financing Documents, including without limitation the issuance of the Notes and Warrants, and the issuance of~~ issuance of shares of our ~~common stock~~ Common Stock underlying the conversion of the Notes and exercise of the Warrants in an amount equal to or in excess of 20% of our Common Stock outstanding before the Financing. If you own shares through a bank, broker, or other holder of record, you must instruct your bank, broker, or other holder of record how to vote in order for them to vote your shares so that your vote can be counted on this Proposal.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE APPROVAL ~~OF THE TRANSACTIONS SET FORTH~~, IN ~~THE FINANCING DOCUMENTS, INCLUDING WITHOUT LIMITATION THE APPROVAL~~ ACCORDANCE WITH NASDAQ MARKETPLACE RULES, OF THE ISSUANCE OF SHARES ~~OF~~ OUR COMMON STOCK UNDERLYING CONVERTIBLE NOTES AND WARRANTS PREVIOUSLY ISSUED BY US, IN AN AMOUNT EQUAL TO OR IN EXCESS OF 20% OF OUR ~~OUTSTANDING~~ COMMON STOCK ~~UPON~~ OUTSTANDING BEFORE THE ~~CONVERSION~~ ISSUANCE OF ~~THE~~ OUR COMMON STOCK UNDERLYING SUCH CONVERTIBLE NOTES AND ~~EXERCISE OF THE~~ WARRANTS ~~ISSUED BY THE COMPANY IN THE FINANCING~~.